Exhibit 99.1

Aurina Receives FDA Fast Track Designation for Voclosporin for the Treatment of Lupus Nephritis

VICTORIA, British Columbia--(BUSINESS WIRE)--March 2, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) announced today that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation for voclosporin, the Company’s next generation calcineurin inhibitor, for the treatment of Lupus Nephritis (LN).

The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address significant unmet medical needs. Compounds that receive this FDA designation benefit from more frequent meetings and communications with the FDA to review the drug’s development plan including the design of clinical trials and the use of biomarkers to support approval. Additionally, Fast Track designation allows the Company to submit parts of the New Drug Application (NDA) on a rolling basis for review as data becomes available.

The Company’s 265 patient Phase 2b trial, called AURA (Aurinia Urine protein Reduction in Active Lupus with voclosporin) has recently completed enrollment and is currently underway in over 20 countries worldwide. It is a randomized, controlled, double-blind study comparing the efficacy of two doses of voclosporin plus mycophenolate mofetil (MMF) vs. MMF alone in patients with active LN. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE. The Company expects to analyse and review the AURA data with the FDA later in 2016 in order to reach agreement on further clinical development requirements.

“It is encouraging that Fast Track designation has been granted for voclosporin and we look forward to working closely with FDA as we complete the AURA trial. This designation demonstrates the substantial unmet medical need for patients with LN and potentially helps move a promising therapy through the FDA more rapidly.” said Lawrence Mandt, Aurinia’s Vice President of Regulatory Affairs & Quality.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA:

The AURA study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well-controlled clinical trial that enrolled 265 patients and is being conducted in over 20 countries worldwide. This trial will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) compared to placebo, with all patients receiving mycophenolate mofetil (MMF) and oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
Fax: 250-744-2498
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire, 416-644-2020
bmire@renmarkfinancial.com
or
Laura Welsh, 514-939-3989
lwelsh@renmarkfinancial.com